Filed by The Quaker Oats Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012



Safe Harbor Statement
---------------------

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. PepsiCo and The Quaker Oats Company will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention:
Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610,
Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

                                 # # # # # #

Set forth below is a transcript of the question and answer session with Robert S. Morrisson, Chairman, President and Chief Executive Officer of The Quaker Oats Company, Margaret M. Eichman, a vice president of The Quaker Oats Company and certain participants on an investor conference call held February 1, 2001 in connection with the announcement of fourth quarter results.



Coordinator       Thank you. Our first question comes from John McMillan. Please state your company name.

J. McMillan       Prudential. Hi, Bob. Hi, Margaret. Hope your cholesterol level is down from the stressful deal days. Honestly, it almost matters more how many Doritos are being sold and how much
                  Pepsi is being consumed for Quakers shareholders than your numbers. I just had a couple of quick questions. First, can you give us the diluted shares outstanding? I don't think it was in the press release for the quarter.

M. Eichman        The diluted shares were 137.5 million.

J. McMillan       Okay. And just in terms of when the deal was closed with
                  Pepsi, I asked you a question on the conference call, a what if? What if Pepsi stock fell below $40 and you decided not to answer. Do you feel like answering now?

B. Morrison       No. Here's the thing, John. I have to tell you, knowing what I know about Pepsi, I think that is no more than a hypothetical question. That business is just really firing on all cylinders now. We're feeling very good about what we're learning about
                  Pepsi. And I think, clearly, everybody that has started to think about what this merger could mean for the combined companies is seeing this as a "win/win" thing.

                  Obviously, there's some statistical chance that the whole stock market could go down and it could go below that. But that's so hypothetical at this point, that we're just focusing on getting together with PepsiCo, and making this thing a barn-burning success.

J. McMillan       Okay. And, any editorial comment you would have on the
                  accelerated mergers even now, with the Ralston deal and with both cereal companies, Kellogg and Mills, involved in non-cereal operations a little bit more? You were a part of Kraft. Any feeling of how it will impact the industry and you?

B. Morrison       I think it will impact the analysts--giving you less to do. I don't know if it will impact anybody else to be honest with you. Thank you, John.

Coordinator       Thank you. The next question comes from Erika Long, and please state your company name.

E. Long Hi, Bob and Margaret. On Kellogg's conference call they indicated that they had seen industry-wide trade deloading, in particular in their cereal business, and that it had taken their trade inventories down over 10% in the fourth quarter. Did you experience anything comparable to that in your business?

B. Morrison       Probably not. Here's the situation. Last year--keep in mind in
                  December '99, and probably starting in mid November '99--the grocery trade built up inventories a little bit. More in some categories, like water, and probably less in categories--like things that aren't quite so much staples--because of the fear of what might happen in year 2000. So I think we probably have seen the effect of having the absence of that build-up from the prior fourth quarter.

                  But I think it would be wrong to talk about deloading as though the trade is systematically taking inventories down. I don't think period-to-period we're seeing any issue. I wouldn't have cited it as a major issue. We have issues in cereals without blaming it on that.

E. Long           I think they do, too.

B. Morrison       That's for them to decide.

E. Long Could you give us some color on marketing for food and beverage in the fourth quarter, and what you're looking for for the full year 2001? Or even if you want to just touch on the first quarter.

M. Eichman        Erica, we were up about 3% in total marketing spending in the fourth quarter. And it was up about 6% for the full year. The bulk of the spending increase this year was clearly behind beverages, with much more moderate spending behind the foods business, particularly behind the ready-to-eat cereal business.

E. Long And in the fourth quarter, in particular food versus beverage?

M. Eichman        It was about the same, it was up slightly for both, right
                  around that 3% mark.

E. Long           Okay, then in Q1 or 2001?

B. Morrison       2001 A&M will probably be up mid-single-digits I would say, probably a little higher than our volume growth rate over the course of the year.

E. Long           And that would apply to both food and beverage?

B. Morrison       Yes, that's fair.

E. Long Then with regards to PET--the outlook in 2001. We think you had an approximately $25 million hit from higher PET costs in 2000. That should look a bit better in '01?

B. Morrison       We don't know yet. We told you that our estimate was around
                  $25 million for 2000. There is, as you can expect, a carry-over effect because the first half of last year wasn't terribly impacted. So, the first half of this year-- even though PET costs actually came down a little bit in December--PET costs are still going to be higher for the first half of this year, than they were last year. And as to what pricing of resin takes place, if any, in the second half is hard to say. But clearly, we're going to have an incremental hit this year, versus last year. And I think it could easily be up in the range of another 10%.

E. Long           Okay, thank you, so much.

Coordinator       Thank you. Romitha Mally, you may ask your question, and
                  please state your company name.

R. Mally Good morning, Goldman Sachs. Bob, can you talk a little bit about the joint venture with Novartis? Are you planning to launch any new products this year, and is that something that Quaker is going to be committed to as part of Pepsi?

B. Morrison       Let me answer it sequentially. We have been working with
                  Novartis for well onto a year at this point. We've been making good progress. There are a lot of very interesting projects, and we're very enthusiastic about the joint venture. I can't really comment on the timing of new products, other than to say, we will have some stuff out there this year. I don't want to go any further than that.

                  As far as plans under PepsiCo, keep in mind, we're two independent companies right now. We're continuing to do everything as though we're going to remain an independent company and we have not discussed that with PepsiCo at this point.

R.Mally But just assume, maybe second half of the year, in terms of new products then?

B. Morrison       I'll just say, some time this year.

R. Mally Also, can you just update us about Propel, how it's doing and what your plans are for the brand in '01?

B. Morrison       What we told you last year, if you recall, is we introduced it into about 20% of the United States, early in the season.
                  Encouraged by the trade receptivity and the early signs of consumer receptivity, we ended up getting into nearly 30% of the country, mainly across the south. We are probably going to be adding a little bit more geography this year. But our main goal is to try to make darn sure that we're maximizing the opportunity here.

                  We continue to think this is going to be a real winner. And we just want to make sure we have all the marketing plans right, all the promotional practices--how they get trial--and everything else totally right before we go any further. So there will be some more expansion this year, but it will not have a significant affect on our profitability.

Coordinator       Thank you. Andrew Conway, you may ask your question and please state your company name.

A. Conway         Morgan Stanley. Bob and Margaret, looking out to this year, on the beverage business, what is your expectation for U.S. and Canadian Gatorade in terms of volume and operating income growth? Bob, how much do you think will contribute to that volume from the new products in terms of points of growth, please?

B. Morrison       Andrew, you may not be quite as familiar with what we have said in the past, we have said typically that we ought to be able to grow very high-single digits in volume, revenue, and operating income on Gatorade. As it turns out, and as I said earlier in my remarks, we have actually beaten that objective in each of the last three years, despite having said high-single digits.

                  We always would like to beat targets. But I think the safest thing to assume is high-single-digit growth in sales and in operating income on Gatorade this year. New products always account for a fairly substantial part of our business. Although, as you know, when you introduce new flavors and new packages, there is always cannibalization to some degree, so it's not all net extra.

Coordinator       Thank you. John O'Neil, you may ask your question, and please state your company name.

J. O'Neil         UBS Warburg. Good morning. I was wondering if you could
                  comment on the volume outlook for the snack business. That's been a very robust grower and has recently slowed down a little bit. I know you have a tough comp next quarter. What do you see over the next couple of quarters?

B. Morrison       I would say over the course of the next year, we would expect very similar growth to Gatorade--at least high-single-digit growth. I understand technically exactly why you could defend your statement that it has slowed down a little bit. We acknowledged that we were down in the fourth quarter. But in truth, we really don't see it period-to-period slowing down.
                  We had an incredibly strong quarter in the fourth quarter of '99 and we were up against that tough comparison.

                  I can tell you that from all signs that we're seeing so far, we're off to a real good start this year. And I expect to see high-single digits, perhaps getting into the low-double digits--importantly, influenced by the energy bar that we'll be expanding this year.

Coordinator       Thank you. John Faucher, you may ask your question and please state your company name.

J. Faucher        JP Morgan. Good morning. To follow up on that question of
                  snack volumes. You talked about beneficial mix on the rice cake business, and then looking at the energy bars. Should we expect a benefit from pricing/mix on the snack business over the next couple of years, as well on top of that high single-digit volume number?

B. Morrison       I don't think it's going to be significant.

Coordinator       Thank you. Leonard Teitlebaum, you may ask your question, and please state your company name.

D. Lane Actually, it's Doug Lane, with Merrill Lynch. A couple of questions. Can you comment on two things with regards to Gatorade and sports drinks? First one, is there any pricing going on with Gatorade in the US with price increases? Secondly, what is your outlook for the sports drink category volume growth over the next year or so. Then lastly, any update on whatever FTC concerns there might be, or that you might have heard, about with the impending merger?

B. Morrison       As far as pricing, after not having taken pricing on Gatorade since 1991, this past year, with the very stiff hit from PET costs, we were in a position where we felt we had to take limited pricing on some of the SKUs. That is all behind us at this point. I can't comment on future pricing activity. What were the other questions?

D. Lane           The question was on category growth for sports drinks?

B. Morrison       Basically, we drive the category. So I would say the same
                  thing, if you could measure all channels--we measure grocery and convenience--we miss clubs, we miss a lot of places where these products are sold--this past year, we actually built share. But going forward, we assume high-single-digit category growth. We don't continue to assume share growth every year.

                  As far as the FTC, I am not really in a position to comment on any of that.

D. Lane A quick follow-up, did you see any impact to your volumes from the price increases that you recently implemented?

B. Morrison       Did we see any volume impact?

D. Lane           Yes.

B. Morrison       No. It's very hard to know. We grew so fast, and it continued
                  all throughout the year, that it's hard to discern whether there was any impact.

D. Lane Obviously your volume growth is outstanding. I just wondered, was there any impact that was not anticipated? In other words, did the volume growth not meet your internal targets or your plan?

B. Morrison       No. An answerable, no.

Coordinator       Thank you. Andrew Lazar, you may ask your question, and please state your company name.

A. Lazar Lehman Bros. Good morning. Bob, you mentioned earlier on the ready-to-eat cereal side, the strategy to move more towards profitability at the expense of a little bit of share in volume. The question really is how much share are you willing or can you really afford to lose in a business like that? At what point do you need to respond with more spending of some kind, particularly to combat a higher level of spending overall in that category?

B. Morrison       That's a hard question to answer. Clearly, my answer is
                  twofold. One, we have to keep reasonable margins on this business. We're not a charity business. At the same time, I'm not somebody who is ever comfortable with share losses. So what we've been trying to do is find that wonderful balance point, where you can get your profits up and hold your share.

                  This year, we failed to do that. Our profits are actually up more than I would have liked in the sense that our share did decline. So, we didn't hit the right balance, and I hope we can hit it in the future.

                  The fact is, as you know, and I don't want to be sacrilegious here, but we could build share very, very easily. Any one of the CEOs of these companies can build share. If $1.99 a box doesn't work, run $.99 a box. It doesn't take genius to do that. It takes genius to come up with good advertising and good new products. And unfortunately, you need a gross margin and a net-after-deal margin sufficient to do that.

                  Now we're trying to find it, and I must confess we didn't find it this year. All I can say, as I've told you many times before, it's 14% of my volume and I have Gatorade, and I'm not ignorant of that. I can manage it in my portfolio.

Coordinator       Thank you. This concludes the question-and-answer segment.
                  Please proceed with any closing comments.

B. Morrison       Just a couple of comments. Again, we're very pleased with the year 2000. We've got a rock solid foundation to build from as we move into the future. We're excited about the upcoming
                  Pepsi merger. In fact, excited is an understatement. This thing is going to be a world-beater.

                  We're going to get off to a slow start this first quarter. I want to make sure you're all clear on that, but we're going to have a really strong year-- over the course of the year. We've delivered on our promises the last three years, and I think you can count on us doing it again. Thanks for joining us.